June 5, 2013

VIA EDGAR AND FEDEX Pamela A. Long, Assistant Director Erin Jaskot, Staff Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	William Lyon Homes, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 31, 2013
File No. 333-187867

Dear Ms. Long and Ms. Jaskot:

On behalf of our client, William Lyon Homes, Inc. (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the filing of Amendment No. 1 to Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2013.

Amendment No. 2 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated June 4, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses.

General

1.	Please revise your supplemental letter submitted on May 31, 2013 to include a representation from the company that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Existing Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or your affiliates to distribute the Public Notes.

June 5, 2013

Response: Contemporaneously with the submission of this letter, the Company is filing an amended supplemental letter which has been amended to incorporate the representation noted above.

Exhibit 5.1

2.	We note your response to comment six of our letter dated May 1, 2013. We continue to believe that the limitations expressed in clause (iv) of the second full paragraph on page two and the assumptions in clause (c) of the first full paragraph on page three are not necessary for counsel to render its opinion that the Exchange Notes and Guarantees are binding obligations of the registrants. Note that we do not object to the limitations that counsel has included in clauses (i) through (iii) of the second full paragraph on page two. It appears that other limitations would either be within the scope of clauses (i) through (iii) and would not need to be separately identified, or if outside the scope of clauses (i) through (iii), they would not generally be acceptable. The assumptions in clause (c) of the first full paragraph on page three describe matters underlying the opinion that we believe should be readily ascertainable by counsel. Please either remove such assumptions or limitations or advise us as to the purpose of such assumptions or limitations, and note that we may have additional comments.

Response: The opinion of Latham & Watkins LLP has been revised to address the Staff’s comment. Please see Exhibit 5.1 to Amendment No. 2.

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If you have any additional questions, please feel free to call the undersigned at (714) 755-8197 to discuss them.

Very truly yours,

/s/ Michael Treska

Michael Treska, Esq.

of LATHAM & WATKINS LLP

cc:	Colin T. Severn
William Lyon Homes, Inc.